EXHIBIT 1

GLAMIS GOLD LTD.
5190 Neil Rd. Suite 310
Reno, Nevada USA 89502

ANNUAL INFORMATION FORM

For the year ended December 31, 2004

Dated March 11, 2005

T A B L E   O F   C O N T E N T S

GLOSSARY

Contained Ounces:	The ounces of metal in reserves obtained by multiplying tonnage by grade.

Cut-off Grade:	The grade below which mineralized material will be considered waste rather than ore.

Development:	The preparation of a known commercially mineable deposit for mining.

Doré:	A precious metals smelter product in bar or button form that is subsequently refined to high purity gold and silver.

Geochemical Survey:	The sampling of rocks, stream sediments, and soils in order to locate anomalous concentrations of metallic elements or minerals. The samples are usually assayed by various methods to determine the quantities of elements or minerals in each sample.

Geophysical Survey:	The exploration of an area in which physical properties relating to geology are used. Geophysical methods include seismic, magnetic, gravity and induced polarization techniques.

Gold Equivalent Ounces	The number of ounces of gold that is represented by an amount of silver based on the ratio of the price of an ounce of silver to the price of an ounce of gold.

Grams per tonne (gm. pmt.)	Grams of metal per metric tonne of material. 31.103 grams equals one troy ounce.

Indicated Mineral Resource(1):	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource(1):	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured Mineral Resource(1):	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralized:	Mineral-bearing; the metallic minerals may have been either a part of the original rock unit or injected at a later time.

Net Smelter Returns:	Gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.
Ore Body:	The portion of a mineralized deposit that can be economically mined and processed for a profit.

Probable Mineral Reserve(1):	The economically mineable part of an indicated and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve(1):	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Oz/t:	Troy ounces of metal per ton of material. One oz/t is equivalent to 31.103 grams per ton or 34.286 grams per tonne.

Patented Mining Claim:	A mineral claim which has been surveyed, and which grants ownership of the land within the surveyed area to the grantee.

Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.

Reserves:	Combined proven and probable mineral reserves.

Stripping Ratio:	The ratio of waste rock to ore that will be experienced in mining an ore body.

Unpatented Mining Claim:	A mineral claim located on land owned by the United States which grants the exclusive possession of the minerals in place within the claim area to the recorded owner.

(1)	The definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian securities regulators which contains the parameters of disclosure for issuers engaged in significant mining operations. A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respects from those set forth in SEC Industry Guide 7.

CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise noted.

The financial information included herein is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those in the United States, as applicable, are explained in Note 16 of the Notes to the Consolidated Financial Statements of the Company. Reference is made to pages 30 through 52 of the 2004 Annual Report to Shareholders, which is incorporated herein by reference.

Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

ITEM 3: CORPORATE STRUCTURE

Glamis Gold Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on September 14, 1972 under the name Renniks Resources Ltd. (N.P.L.). Since incorporation, the Company has undergone several capital reorganizations and on December 12, 1977 the name of the Company was changed to Glamis Gold Ltd.

The Company’s principal and executive offices are located at 5190 Neil Road, Suite 310, Reno, Nevada, USA 89502. The Company’s registered address is 1500-1055 West Georgia St., P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7.

The Company’s operations are conducted through several subsidiaries, all of which are wholly-owned. The significant subsidiaries are shown below:

Name	Jurisdiction of Incorporation
Entre Mares de Guatemala S.A.	Guatemala
Glamis de Mexico, S.A. de C.V.	Mexico
Glamis Gold, Inc.	Nevada
Glamis Holdings (Cayman) Ltd.	Cayman Islands
Glamis Imperial Corporation	Nevada
Glamis Marigold Mining Company	Nevada
Glamis Rand Mining Company	Nevada
International Mineral Finance Corporation	Barbados
Minas de la Alta Pimeria, S.A. de C.V.	Mexico
Minerales Entre Mares de Honduras S.A.	Honduras
Montana Exploradora de Guatemala S.A.	Guatemala

In this Annual Information Form, unless the context indicates otherwise, the term the “Company” refers to the Company together with all of its subsidiaries.

ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS

Summary of Business

The Company is engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold.

The Company’s approach to the acquisition of mining properties has generally been to review undeveloped precious metal properties that others have explored in sufficient detail to demonstrate that the properties have significant potential gold mineralization or to review companies which own such properties. In 1998, a strategic plan was adopted to seek out growth opportunities to take advantage of lower acquisition costs available as a result of the lower gold price and weak junior share market conditions at that time. To that end, the Company completed the acquisition of Mar-West Resources Ltd. in October 1998, the acquisition of Rayrock Resources Inc. in February 1999, the acquisition of Cambior de Mexico, S.A. de C.V. in May 2000, and the acquisition of Francisco Gold Corp. in July 2002 (discussed below).

On July 16, 2002, the Company completed the acquisition by way of a plan of arrangement of Francisco Gold Corp. (“Francisco”), a British Columbia, Canada public company. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold project in Guatemala.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company, one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco, and a right to receive an additional fraction of a Company common share upon the cancellation of certain Company common shares that were held in escrow. In addition, prior to closing of the transaction, Francisco transferred to Chesapeake cash of Cdn.$1.50 per share for each issued share of Francisco (Cdn.$25.0 million), certain early stage Nicaraguan exploration assets and a 2% net smelter return royalty on Francisco’s Guatemalan projects outside the Marlin project area. The Company retained a right to acquire a 5% stake in Chesapeake (based on its initial capitalization) through a three year share purchase warrant.

The Company issued 25,843,808 common shares to the shareholders of Francisco under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco exercisable at prices between Cdn.$3.07 and Cdn.$4.04 per share in exchange for their existing Francisco stock options. The Company accounted for this acquisition using the purchase method.

During 2003, the Company paid $1.6 million to Chesapeake and issued 2.2 million common shares of the Company valued at $20.7 million to former shareholders of Montana Gold Corp. upon filing of the technical report with the Toronto Stock Exchange establishing the reserves at Marlin, pursuant to the terms of the 2002 plan of arrangement with Francisco.

Under a Share Purchase Agreement effective February 12, 2003, the Company sold its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus additional payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and received $6.0 million on February 12, 2004. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million contingent payments due under the Share Purchase Agreement.

In 2004, the Company produced gold primarily from the Marigold Mine, located in Nevada and the San Martin Mine, located in Honduras. The Rand Mine, located in California, continued to recover gold during reclamation. During the fourth quarter of 2004 the Company completed construction of the El Sauzal Mine in Mexico, and began commercial production. See Item 5, “Producing Properties”, for a description of the mines and processing facilities. The Company has other properties under development. In addition to the Marlin Project in Guatemala, the Company holds a 100% interest in the Cerro Blanco Project in Guatemala and a property located in Imperial County, California (the “Imperial Project”). See “Other Projects” under Item 5 for a description of these projects.

On December 16, 2004, the Company announced an offer to acquire all of the shares of Goldcorp Inc. (“Goldcorp”), a Canadian public mining company. The proposed transaction was subject to several conditions, the most significant of which were that Goldcorp’s proposed transaction with Wheaton River Minerals Ltd. (“Wheaton River”) did not get approved by the shareholders of Goldcorp and not less than two-thirds of the outstanding Goldcorp common shares were validly deposited under the offer and not withdrawn at the expiry time. At an extraordinary shareholders meeting of Goldcorp on February 10, 2005, more than 50% of the Goldcorp shareholders approved Goldcorp’s proposed plan of arrangement with Wheaton River. Accordingly, the Company announced that it was allowing its offer for Goldcorp to expire.

Based on the ounces of gold contained in the proven and probable mineral reserves as at December 31, 2004 on the properties in which the Company has an interest, and the Company’s ownership interests and rights in such properties, the Company estimates its proven and probable mineral gold reserves to be approximately 6.3 million contained ounces. For a more detailed description of the reserves see “Summary of Reserves and Other Mineralization – Proven and Probable Mineral Reserves” under Item 5.

ITEM 5: NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is engaged in exploration, mine development, and the mining and extraction of precious metals. At the Company’s operating mines, the primary method currently used is open-pit mining with heap leach processing or conventional milling. See Item 5, “Operating Summary — Processing”, for a description of the processes. The Company has mines in Nevada and California, U.S.A., Mexico and Honduras, and development projects in Guatemala. Information regarding operating segments and geographic information can be found in Note 14 “Segmented Information” of the Notes to the Consolidated Financial Statements that are incorporated herein by reference.

Uses of Gold

Gold bullion is used as an investment as well as in product fabrication, primarily carat jewelry, but with additional applications in electronics, dentistry, official coins, medallions, and other miscellaneous industrial uses.

Gold Sales

The doré produced by the El Sauzal, Marigold and Rand mines and gold precipitates produced at the San Martin Mine are further refined by third parties before being sold as bullion (99.99% pure gold). The gold bullion is either sold at the spot price for delivery two days later or delivered against an existing forward sales or option contract to one of various precious metal merchants for delivery to the London, U.K. market. For more information on the Company’s hedging policy see the discussion under “Risk Factors – Gold price volatility” below.

The average London Bullion Market price for 2004 was $409 per ounce of gold, compared to $363 and $310 per ounce for each of 2003 and 2002, respectively. The following table sets forth for the calendar years indicated the annual high and low gold prices per troy ounce on the London Bullion Market.

Calendar Year	London Bullion Market P.M. Fixing
	High	Low
2004	$454.20	$375.00
2003	416.25	319.90
2002	349.30	281.65
2001	293.25	255.95
2000	312.70	263.80
1999	326.25	252.80
1998	312.90	273.40
1997	366.55	283.00
1996	414.80	367.40
1995	396.95	372.40

The London P.M. fixing price for gold on December 30, 2004 was $435.60 per ounce and on March 11, 2005 the London P.M. fixing price was $443.70 per ounce.

Risk Factors

The Company’s mining operations are subject to the normal risks of mining, and its profits are subject to numerous factors beyond the Company’s control. Certain of these risk factors are discussed below.

Gold price volatility

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, levels of gold production, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and global or regional political or economic events.

The profitability of the Company’s operations is directly related to the market price of gold. If gold prices decline for a substantial period below the cost of production of any or all of the Company’s operations, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, earnings and the Company’s financial position. A decline in the market price of gold may also require the Company to write-down its mineral reserves which would have a material and adverse effect on its earnings and financial position. Should any significant writedown in reserves be required, material writedowns of the Company’s investment in the affected mining properties and increased amortization, reclamation and closure charges may be required.

The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned gold production and up to 90% of planned silver production for up to five years. Management is authorized to use any combination of spot, forward, spot deferred forwards and put or call options. Although this is the approved policy, management’s current intention and practice is to not hedge any part of the Company’s gold production and the Company currently has no hedging contracts in place. In the future, the Company will consider hedging a portion of the by-product silver production at Marlin. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher and thus can have a direct impact on its profitability.

Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. This may reduce its ability to invest in exploration and development which would materially and adversely affect future production, earnings and the Company’s financial position.

Mining risks

The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruptions, the unavailability of materials and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, cave-ins, rock bursts, water conditions and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, the Company may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Production estimates

The Company prepares estimates of future gold production for its various operations. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Company’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. Each of these factors also applies to the Company’s sites not yet in production and to operations that are to be expanded. In these cases, the Company does not have the benefit of actual experience in verifying its estimates, and there is a greater likelihood that actual production results will vary from the estimates.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Mine development

The Company’s ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial condition.

Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, the Company cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.

Mineral reserves and resources estimates

The figures presented for both mineral reserves and mineral resources herein and in the documents incorporated herein by reference are only estimates. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in gold prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. Market price fluctuations for gold, increased production costs or reduced recovery rates, or other factors may render the present proven and probable mineral reserves of the Company uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material writedowns in the Company’s investment in the affected mining properties and increased amortization, reclamation and closure charges.

Competition for mining claims and mining assets

The Company competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of gold mining assets. Some of the companies with which the Company competes have significantly greater financial, management and technical resources than the Company, and may use these resources to their advantage when competing with the Company for such opportunities. The Company cannot give any assurance that it will continue to be able to compete successfully with its competitors in acquiring attractive mineral properties and assets.

Exploration projects

Gold exploration is highly speculative in nature. The Company’s exploration projects involve many risks and success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. The Company cannot give any assurance that its future exploration efforts will result in the discovery of a mineral reserve or resource, or that its current and future exploration programs will result in the expansion or replacement of current production with new proven and probable mineral reserves. The Company cannot give assurance that its exploration programs will be able to extend the life of its existing properties or result in the discovery of new producing mines.

Future capital requirements

As of December 31, 2004, the Company had cash and cash equivalents of approximately $27.0 million and working capital of approximately $27.4 million. The Company intends to use its working capital together with its future cash flows to finance the construction costs of the Marlin Project and the Marigold Millennium Expansion Project, to fund exploration and development work and for general corporate purposes. Capital expenditures and funds for exploration in 2005 are expected to total approximately $103.6 million. The primary expenditures are planned to be for equipment purchases and development at the Marlin Project ($63.0 million), equipment purchases and development at the Marigold Mine expansion ($19.3 million), plant, equipment and development at the El Sauzal Project ($7.9 million), and leach pad expansion and development at the San Martin Mine ($2.8 million). Exploration is planned primarily at the Cerro Blanco Project and other regional exploration in Guatemala and Mexico. The Company may have further capital requirements to the extent it decides to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. In addition, the Company may incur major unanticipated liabilities or expenses.

On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provides for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The facility is available for drawdown until December 31, 2005, with any funds drawn repayable over three years at a six-month LIBOR plus

2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. As at December 31, 2004, there was $30.0 million outstanding under the facility. In February 2005, the Company drew the remaining available balance of $15.0 million. The interest rate was 4.775% as of December 31, 2004; interest is payable semiannually. Repayments are scheduled to begin in January 2007 and will be made semi-annually through July 2009. For the year ended December 31, 2004, $1.2 million of interest and financing costs related to this facility were capitalized to the Marlin Project.

On March 4, 2005, the Company finalized a three-year $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for borrowing and repayment at any time during the three-year period ending March 4, 2008 at a LIBOR-based interest rate. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. As of March 11, 2005, no amounts were outstanding under this facility.

The Company may be required to obtain additional financing in the future to fund future exploration and development activities or acquisitions of additional properties or other interests that may be appropriate to enhance the Company’s financial or operating interests. The Company has historically raised capital through equity financing and in the future may raise capital through equity or additional debt financing, joint ventures, production sharing arrangements or other means. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on acceptable terms, if at all.

Government regulations

The Company’s mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which the Company has properties, including the United States, Mexico, Honduras and Guatemala, regulates mining activities. The Company generally requires permits from authorities in these jurisdictions to authorize the Company’s operations. These permits relate to virtually every aspect of the Company’s exploration, development, production and reclamation activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties which could have a significant adverse impact on the Company’s current operations or planned development projects, including the Marigold Millennium Expansion Project, and the development of the Marlin Project.

Obtaining necessary permits can be a complex, time consuming process and the Company cannot predict whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

Title matters

Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. The Company has acquired substantially all of its mineral properties through acquisitions. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects or aboriginal, indigenous peoples or native land claims.

Portions of the Company’s mineral reserves come from unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine mineral reserves contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law of 1872. Unpatented mining claims are always subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such legislation, among other things, could impose royalties on gold production from unpatented mining claims located on U.S. federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on U.S. federal lands all of which could have a material and adverse affect on the Company’s cash flows, results of operations and financial condition.

In Honduras, site of the San Martin Mine, all mineral resources are owned by the state. Title to minerals can be held separately from title to the surface. Rights to explore for and to extract minerals are granted by the state through issuance of mining concessions. The Company has received its mining concessions for the San Martin Mine. The term of these concessions is indefinite, remaining in force as long as the Company meets its legal obligations. The Company has also acquired surface rights from private owners in the mining and processing areas at the San Martin site. However, there are few surveys and many of the tracts of land have no written title documents. Accordingly, there is a risk that the Company may not own good and marketable title to the surface rights necessary to conduct operations at the San Martin site.

In Mexico, site of the El Sauzal property, all mineral resources are owned by the state. Title to minerals can be held separately from title to the surface. Mining rights take precedence over surface rights. Rights to explore for and to extract minerals are granted by the state through issuance of mining concessions. Exploration concessions are granted for six years. Exploitation concessions are granted for a period of 50 years.

In Guatemala, site of the Marlin and Cerro Blanco properties, mineral rights are held by the state, and surface rights can be privately held. The government grants exploration concessions of up to 100 square kilometres for a term of three years, with 2 two-year extensions available. Exploitation concessions are granted for 25 years, with one additional extension of 25 years available. The Company has also acquired surface rights from private owners in the mining and processing areas at the Marlin site. However, there are few surveys and most of the tracts of land have no written title documents. Accordingly, there is a risk that the Company may not own good and marketable title to the surface rights necessary to conduct operations at the Marlin site.

Environmental risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations. The Company cannot give any assurance that notwithstanding its precautions and history of activities, environmental pollution will not materially and adversely affect its financial condition and its results from operations.

The Company’s current production is from open-pit mining, heap leach processing and conventional milling. The Company’s standard open-pit mining techniques have been designed to comply with reclamation requirements imposed by regulatory authorities. Such authorities generally require a mining company to return sites to safely-contoured slopes, but usually do not require backfilling of excavated areas. The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts generally must be conducted in accordance with detailed plans, which have been reviewed and approved by the appropriate regulatory agencies.

Heap leaching is done with a dilute cyanide solution held within a closed circuit, which includes the leach pads and surface holding ponds. At operations with conventional milling, cyanide is added to an ore slurry, or “pulp” to dissolve the gold into solution. At the El Sauzal mine, the gold containing solutions are introduced into tanks containing activated carbon which adsorbs the gold into microscopic pores. This carbon is then screened out of the solution and sent to the refinery for further processing. The remaining pulp without gold values is sent through a detoxification circuit to eliminate residual cyanide, and then to a filter plant where a benign “dry-stack tailings” is produced which is then conveyed to a final disposal site. The solutions extracted during filtration are returned to the processing circuits.

Leakage of heap leaching solutions could cause environmental damage. The old milling operations at the Company’s Dee and Marigold mines have tailing impoundments that have known leakage as detected by monitoring wells. The Company does not believe that local groundwater resources have been affected and the Company has undertaken remediation efforts as approved by the Nevada Department of Environmental Protection (“NDEP”).

During the year ended December 31, 2004, the Company reported a total of 14 minor cyanide and 40 fuel/oil/antifreeze spills. In all cases, the appropriate authorities were notified, clean-up was undertaken immediately, and no contamination of ground or surface waters occurred. Measures, including procedural changes and education, were taken to prevent re-occurrence of the incidents. No further action is expected with respect to any of the occurrences.

Reclamation costs

The Company is required to submit, for government approval, a reclamation plan that establishes the Company’s obligation to reclaim property after the minerals have been mined from the site. Reclamation by the Company of its mining sites takes place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been provided by the Company for the reclamation of its mine sites. The Company may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, which costs may have a material adverse effect on the Company’s earnings and financial condition.

The Company expended $2.8 million in 2004, $3.3 million in 2003 and $2.5 million in 2002, on site closure and reclamation primarily at the Dee, Daisy and Rand mines. During the years ended

December 31, 2004, 2003 and 2002, the Company made no material capital expenditures with respect to environmental compliance except as required by permits for construction at its mining operations and for reclamation being carried out concurrently with mining operations. A portion of the $20.5 million of the Company’s expenditures in 2004 on leach pads at San Martin and Marigold, the filter system at El Sauzal, and the tailings impoundment at the Marlin Project are related to complying with environmental standards. The Company estimates that it will spend approximately $15.8 million in this area during the year ending December 31, 2005 including leach pad construction at San Martin ($2.2 million) and Marigold (Company’s share $1.5 million), work on the tailings impoundment at Marlin ($5.8 million) and upgrades to the process plant and filter plant at El Sauzal ($6.3 million), part of which can be considered to be related to environmental compliance.

In accordance with existing accounting standards, the Company has recognized a liability for future site closure and mine reclamation costs based on the Company’s estimate of the costs necessary to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are reviewed annually. There can be no assurance that the Company’s reclamation and closure liabilities will be sufficient to cover all reclamation and closure costs.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is involved in various routine legal proceedings, which include labor matters such as unfair termination claims, supplier matters and property issues incidental to the Company’s business. The Company believes it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on the Company’s financial position or results of operations. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations. Refer to Item 12 “Legal Proceedings” for details of any current actions pending.

Estimates and assumptions employed in the preparation of financial statements

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 to its consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of mineral property, plant and equipment, and site closure and reclamation accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recovery rates, future gold prices and future mining activities.

The Company records the cost of mining ore stacked on its leach pads and stock-piled or in-circuit at the El Sauzal mill as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold stock-piled and in the El Sauzal mill circuit and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment are depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets. In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of future cash flows or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.

Currency fluctuations

Currency fluctuations may affect the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where the Company has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect the Company’s earnings and financial condition.

Risks related to the Company’s foreign investments and operations

The Company conducts mining, development or exploration activities in the United States, Mexico, Honduras and Guatemala. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Company’s earnings or the viability of its affected foreign operations, which could have a material and adverse effect on the Company’s future cash flows, results of operations and financial condition.

Risks may include, among others, labor disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, war, civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Insurance coverage

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining and monetary losses and possible legal liability.

The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damage and may not be adequate to reimburse the Company for all losses sustained. In addition, the Company does not have coverage for many environmental losses. The occurrence of losses or damages not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.

Reliance on current management team

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including C. Kevin McArthur, President and Chief Executive Officer, James S. Voorhees, Vice-President Operations and Chief Operating Officer, Charles A. Jeannes, Senior Vice-President Administration, General Counsel and Secretary and Cheryl S. Maher, Vice-President Finance and Chief Financial Officer. Investors must be willing to rely to a significant extent on management’s discretion and judgment. The Company does not have in place formal programs for succession of management and training of management. The Company does not maintain key employee insurance on any of its employees. The loss of one or more of these key employees, if not replaced, could adversely affect the Company’s operations.

Other Considerations

Employees

At December 31, 2004, the Company employed approximately 1,080 persons located as follows:

Location	Number
San Martin Mine	281
Marigold Mine	160
Rand Mine	10
El Sauzal Mine	225
Marlin Project	371
Corporate, Exploration and reclamation projects	33

1,080

The Company competes with other mining companies in connection with the recruitment and retention of qualified employees. The employees at all mines are non-union. At the present time a sufficient supply of qualified workers is available for operations at each of the Company’s mines. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that the Company will continue to be able to retain or attract qualified employees. There is a risk that increased labor costs could have a material adverse effect on the Company’s operating costs.

Environmental and social policies

Reference is made to pages 17 through 19 of the 2004 Annual Report to Shareholders, which are incorporated herein by reference, for discussion of the Company’s environmental and community relations activities.

Summary of Reserves and Other Mineralization

Proven and Probable Mineral Reserves

The following tables describe the Company’s proven and probable mineral reserves as at December 31, 2004, 2003 and 2002. Mineral reserves do not reflect losses in the heap leaching and milling processes, but do include allowance for dilution of ore in the mining process. Proven and probable mineral reserves as at December 31, 2004 were calculated based on a gold price of $350 per ounce. For the year ended December 31, 2003 reserves for all properties were calculated based on a gold price of $325 per ounce and in 2002, reserves for all properties were calculated based on a gold price of $300 per ounce. The ounces of gold that will actually be recovered from these reserves will depend on actual gold grades encountered and recovery rates achieved.

Mineral reserves and mineral resources have been calculated as at December 31, 2004 in accordance with definitions adopted in National Instrument 43-101 of the Canadian Securities Administration. Reference should be made to the Glossary on page 3 for a description of terms used herein The proven and probable mineral reserves as at December 31, 2004, 2003, and 2002 were determined by employees of the Company under the supervision of James S. Voorhees, P. Eng., Chief Operating Officer of the Company. These proven and probable mineral reserves were audited in 2003 and 2002 by Mine Development Associates, Inc. an entity that is not affiliated with the Company. Mine Development Associates, Inc.’s 2004 audit is currently in progress and is expected to be completed by April 30, 2005.

Proven and Probable Mineral Reserves

	Gold reserves as at December 31, 2004
	Proven		Probable		Total
	Tonnes		Tonnes	Gold	Tonnes	Gold
	(in	Gold Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	11,430	0.70	10,172	0.76	21,602	0.73
Marigold Mine (66.67%)	32,280	0.81	26,268	0.76	58,548	0.79
El Sauzal Mine	17,435	3.36	760	2.76	18,195	3.34
Marlin Project	3,244	4.12	11,868	5.02	15,112	4.83

Totals	64,099	1.65	49,359	1.83	113,458	1.73

	Silver reserves as at December 31, 2004
	Proven		Probable		Total
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Mine	17,435	3.80	760	2.70	18,195	3.72
Marlin Project	3,244	48.1	11,868	81.9	15,112	74.67

Totals	20,679	10.7	12,628	77.1	33,307	35.9

	Gold reserves as at December 31, 2003
	Proven		Probable		Total
	Tonnes	Gold	Tonnes		Tonnes	Gold
	(in	Grade	(in	Gold Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	24,343	0.72	3,393	0.75	27,736	0.72
Marigold Mine (66.7%)	28,857	0.86	27,595	0.75	56,452	0.82
El Sauzal Project	17,551	3.39	767	2.75	18,318	3.36
Marlin Project	2,770	4.11	11,377	4.90	14,147	4.76

Totals	73,521	1.54	43,132	1.88	116,653	1.68

	Silver reserves as at December 31, 2003
	Proven		Probable		Total
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Project	17,551	3.87	767	2.68	18,318	3.82
Marlin Project	2,770	48.4	11,377	80.0	14,147	73.8

Totals	20,321	9.9	12,144	75.1	32,465	34.3

	Gold reserves as at December 31, 2002
	Proven		Probable		Total
	Tonne	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	21,095	0.79	9,817	0.82	30,912	0.82
Marigold Mine (66.7%)	25,152	0.92	22,697	0.82	47,849	0.89
El Sauzal Project	6,968	3.70	11,624	3.15	18,592	3.36
Cerro San Pedro Project (50%)	23,940	*0.99	690	*0.48	24,630	*0.99

Totals	77,155	1.16	44,828	1.40	121,983	1.27

*    Gold-equivalent ounces at a ratio of silver: gold of 60:1.

Other mineralization

In addition to the proven and probable mineral reserves described above, the Company has delineated certain other measured and indicated and inferred mineral resources (see the Glossary on page 3 for a description of terms used herein). Measured and indicated and inferred mineral resources have not been included in the proven and probable mineral reserve estimates because even though enough drilling has been performed to indicate a sufficient amount and grade to warrant further exploration or development expenditures, these resources have not been subjected to an economic feasibility analysis and therefore do not qualify as proven and probable mineral reserves. The exception to this is the mineralization at the Imperial Project which was reclassified from proven and probable mineral reserves based on the denial of mining permits in January 2001. The measured, indicated and inferred mineral resources of the Company are not yet known to contain commercially mineable ore bodies and cannot be considered such unless and until further drilling and metallurgical work have been conducted and economic and technical feasibility factors have been examined and favorably determined. Measured, indicated and inferred mineral resources have been calculated solely by the Company.

	Gold resources as at December 31, 2004
	Measured		Indicated		Total (1)
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	10,554	0.75	14,615	0.75	25,169	0.75
Marigold Mine (66.7%)	48,756	0.75	40,002	0.74	88,758	0.74
El Sauzal Mine	18,590	3.23	918	2.66	19,508	3.21
Marlin Project	4,439	3.58	15,683	4.59	20,122	4.37
Imperial Project	67,877	0.59	14,882	0.51	82,759	0.58
Cerro Blanco Project	—	—	—	—	—	—

Totals	150,216	1.07	86,101	1.42	236,317	1.20

(1)    Note: Reserves are a subset of these numbers.

	Gold resources as at
	December 31, 2004
	Inferred
	Tonnes
Mine or Project	(in thousands)	Gold Grade (ave. gpt)
San Martin Mine	31,681	0.43
Marigold Mine (66.7%)	110,778	0.46
El Sauzal Mine	12,211	0.92
Marlin Project*	73,271	0.73
Imperial Project	43,829	0.40
Cerro Blanco Project	1,232	22.03

Totals	273,002	0.64

*     includes La Hamaca

	Silver resources as at December 31, 2004
	Measured		Indicated		Total (1)
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Mine	18,590	3.8	918	3.8	19,508	3.8
Marlin Project	4,439	45.5	15,683	81.2	20,122	73.3

Totals	23,029	11.8	16,601	76.9	39,630	39.1

(1)     Note: Reserves are a subset of these numbers.

	Silver resources as at
	December 31, 2004
	Inferred
	Tonnes	Silver
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
El Sauzal Mine	12,211	3.8
Marlin Project*	73,271	15.5
Cerro Blanco Project	1,232	44.1

Totals	86,714	14.3

*      includes La Hamaca

Other mineralization (continued)

	Gold resources as at December 31, 2003
	Measured		Indicated		Total (1)
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	26,664	0.76	2,821	0.76	29,485	0.76
Marigold Mine (66.7%)	40,200	0.78	40,464	0.77	80,664	0.78
El Sauzal Project	18,713	3.27	993	2.48	19,706	3.23
Marlin Project	3,819	3.68	14,685	4.39	19,504	4.25
Imperial Project	67,876	0.59	14,882	0.51	82,758	0.58
Cerro Blanco Project	—	—	15,510	2.30	15,510	2.30

Totals	157,272	1.06	90,355	1.64	247,627	1.27

(1)     Note: Reserves are a subset of these numbers.

	Gold resources as at
	December 31, 2003
	Inferred
	Tonnes	Gold
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
San Martin Mine	19,372	0.57
Marigold Mine (66.7%)	107,394	0.48
El Sauzal Project	12,217	0.95
Marlin Project	64,640	0.69
Imperial Project	43,829	0.40
Cerro Blanco Project	6,182	2.3

Totals	253,634	0.59

	Silver resources as at December 31, 2003
	Measured		Indicated		Total (1)
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Project	18,713	3.8	993	3.8	19,706	3.8
Marlin Project	3,819	45.4	15,685	75.1	19,504	69.3
Cerro Blanco Project	—	—	15,510	16.4	15,510	16.4

Totals	23,029	10.8	16,601	44.6	54,720	30.7

(1)     Note: Reserves are a subset of these numbers.

	Silver resources as at
	December 31, 2003
	Inferred
	Tonnes	Silver
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
El Sauzal Project	12,217	3.4
Marlin Project	64,640	14.2
Cerro Blanco Project	6,182	16.4

Totals	83,039	12.8

Other mineralization (continued)

	As at December 31, 2002
	Measured		Indicated		Total (1)
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	24,652	0.79	14,944	0.76	39,596	0.77
Marigold Mine (66.7%)	33,698	0.81	38,931	0.73	72,629	0.77
El Sauzal Project	19,674	2.81	3,661	2.35	23,335	2.74
Marlin Project	26,390	*2.48	9,054	*2.54	35,444	*2.50
Imperial Project	67,877	0.59	14,882	0.51	82,759	0.058
Cerro San Pedro Project (50%) (2)	30,820	*0.85	6,697	*0.85	37,517	*0.85
Cerro Blanco Project	—	—	15,510	*2.60	15,510	*2.60

Totals	203,111	1.15	103,679	1.21	306,790	1.17

(1)     Note: Reserves are a subset of these numbers.

(2)     The Cerro San Pedro Project was sold in 2003.

	As at December 31, 2002
	Inferred
	Tonnes	Gold
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
San Martin Mine	34,543	0.45
Marigold Mine (66.7%)	53,693	0.47
El Sauzal Project	11,348	1.09
Marlin Project	29,152	*1.28
Imperial Project	43,829	0.40
Cerro San Pedro Project (50%)	35,966	*0.54
Cerro Blanco Project	6,182	*2.60

Totals	214,713	0.67

*      Gold-equivalent ounces at a ratio of silver: gold of 60:1.

Effects of Mining and Development During 2004

During the period January 1, 2004 to December 31, 2004, the effects of mining and development at each of the Company’s mines and projects with proven and probable mineral reserves are as follows:

El Sauzal Mine – The mine began production in late 2004. During the year, 532,800 tonnes of ore was mined containing 72,047 ounces of gold and 25,053 ounces of gold were produced. The mine has proven and probable mineral reserves of 18.2 million tonnes of ore containing approximately 1.95 million ounces of gold and 2.17 million ounces of silver.

Marigold Mine – During 2004, 8,943,002 tonnes of ore containing 246,451 ounces of gold were mined and placed on the heap (100% basis), and 141,304 ounces of gold were produced (94,209 for the Company’s account). The Marigold Project exploration program added approximately 177,190 contained ounces of gold to the proven and probable mineral reserves for the Company’s account.

San Martin Mine – During 2004, 5,539,070 tonnes of ore, containing 146,539 ounces of gold were mined and placed on the leach pad, and 102,152 ounces of gold were recovered. No new reserves were added during the year.

Rand Mine - Mining operations at Rand ceased at the end of 2002; no additional ore was placed on the heap in 2003 or 2004. 13,019 ounces of gold were recovered from the heap leach during reclamation in 2004.

Marlin Project –The project was acquired in July 2002 as part of the Francisco acquisition. To December 31, 2004, the Company has established proven and probable mineral reserves of 15.1 million tonnes of ore containing more than 2.3 million ounces of gold and 36.2 million ounces of silver.

Exploration and Development Expenditures

The Company spent a record $191.4 million on capital expenditures, including capitalized exploration, during 2004 as the El Sauzal Mine was completed and the Marlin Project significantly advanced. An additional $4.1 million of exploration was expensed.

The following table lists the amount of expenditures incurred by the Company on exploration and development activities during the years ended December 31, 2004, 2003, and 2002.

Exploration and Development Expenditures
(in millions of dollars)

	Year Ended December 31,
Mine	2004	2003	2002

El Sauzal Mine:
Development	$29.9	$24.3	$1.7
Plant and equipment	50.8	19.6	0.2
Exploration	0.5	—	—

Marigold Mine (Company’s 2/3 share):
Development	5.7	4.3	5.1
Plant and equipment	15.9	8.6	11.8
Exploration	3.0	2.5	1.2

San Martin Mine:
Development	0.2	1.0	0.3
Plant and equipment	3.4	2.5	3.9
Exploration	0.1	0.1	0.4

Marlin Project:
Development and construction	28.0	12.9	0.7
Plant and equipment	50.7	0.6	—
Exploration	4.7	5.6	2.4

Cerro Blanco Project exploration	1.7	0.6	1.5

Other exploration : United States or Mexico	0.7	0.4	0.8

Other general exploration	0.1	0.1	0.2
Other plant and equipment	0.1	0.3	—

Totals	$195.5	$83.4	$30.2

Capital expenditures and funds for exploration in 2005 are estimated to total approximately $103.6 million. The primary capital expenditures are expected to be for plant, equipment and development of the El Sauzal Project ($7.9 million), equipment purchases and development at the Marlin Project ($63.0 million), equipment purchases and development for the Marigold Mine expansion ($19.3 million), and leach pad expansion and development at the San Martin Mine ($2.8 million). Exploration is planned primarily at the Marlin Project and Marigold, with additional work in Guatemala and Mexico. Exploration at Cerro Blanco is budgeted at $4.2 million.

OPERATING SUMMARY

Production Methods

During 2004, the Company employed only open pit mining methods at its operations. The Marlin Project, scheduled for production during late 2005, will have both open pit and underground operations.

Surface (Open Pit) Mining

Open pit mining is accomplished through a series of unit operations that provide for excavation of the mineral deposit. Typically, mining progresses downward in horizontal lifts or benches that vary in thickness from 20 to 40 feet, as required by the particular characteristics of the deposit. First, the ground to be excavated is drilled using large track-mounted blast hole drills. Drill cuttings are sampled and assayed to determine the areas containing ore-grade mineralization.

The blast holes are then charged with an explosive – ANFO – which is a blend of ammonium nitrate and fuel oil. Some conditions require the use of specialty blasting agents and emulsions.

Once blasted, the broken material is excavated using wheel loaders or hydraulic shovels with bucket capacities ranging between 13 and 40 cubic yards. The material is placed in off-road haul trucks with payloads varying between 77 and 290 tonnes. Ore is transported to specialized facilities for processing, and waste and/or overburden is transported to storage areas pending final placement.

Bulldozers, graders, and water trucks are used to develop and maintain the roads and accesses needed to support the mining operation. Dust suppression is accomplished by application of water on haul roads and at the active working faces. During and following mining activities, reclamation of disturbed areas is achieved by recontouring and re-vegetation as appropriate for the site.

Processing: Heap Leaching

The Company uses the heap leach method to extract gold from low-grade ores. This process involves piling relatively coarse ore on an impervious membrane and allowing a dissolving fluid (a weak cyanide solution in the case of gold recovery) to seep down through the pile. The valuable metals are contained in the leaching solution that drains from the bottom of the pile and is subsequently collected on carbon and then recovered by electrowinning and smelting.

Many aspects of ores have a large influence on the leachability or recovery of the contained precious metals. For example, the presence of certain clays may hinder the movement of solutions through the pile and lack of fractures or porosity in the ore may shield the contained metals from the leaching solution, making them largely unrecoverable. The best leaching ores are those that are fractured, oxidized, and free of chemicals that consume the cyanide.

Because of the nature of most of the ore at the Marigold Mine, crushing of low-grade ores is not currently needed. As a result, the ore is taken from the pits and unloaded directly from trucks onto leach piles. Alkalinity of the ore is controlled by adding modifying reagents. The modifying reagents are used to increase the alkalinity of the ore, because the weak cyanide leaching solution used in the process is unstable in anything but an alkaline environment. Sprinklers or drippers are placed on top of the leach pile and the leaching solution is applied. At the San Martin Mine, some of the ore taken directly from the pits and loaded onto the leach piles while some is crushed and agglomerated with cement and lime to improve leaching characteristics. A drum system is used to agglomerate the ore which is then transported by conveyor to the heap leach pad and stacked.

Drain pipes which collect the leaching solution are buried at the base of the heap. The drainage system is usually segmented to allow parts of the piles to be leached independently. Each segment also contains a leak detection system so that if a leak in the liner occurs, the area of the leak can be isolated. Ore is piled in successive layers on the leach pad. When one layer of the pile has been adequately leached, another layer of ore is placed on top and the leaching process continues.

The gold-bearing solutions drain from the leach pile and are collected in a pregnant solution pond. From there, the solution is pumped through columns of granular, activated carbon and a gold-oxygen-cyanide complex is captured in the carbon pores. The leaching solution is then returned to the heap and utilized for further leaching. The carbon is removed and treated with a hot caustic or caustic-cyanide solution that releases the gold complex from the carbon. The solution is then passed through an electrowinning circuit where the gold is deposited on steel wool batts. The batts are removed and broken down into a sludge. At San Martin, this sludge is shipped to a refinery for processing into gold bars. At the other operations, the sludge, or the steel wool plus gold, is smelted in a crucible and poured into a mold, forming a doré bar. The doré bars are sent to a refiner for further processing.

Processing: Milling

The Company generally uses milling for extracting gold from higher grade ores. This process relies on crushing and grinding to produce a pulp that is then leached with cyanide in tanks, followed by various methods to produce a final doré bar.

Ore is delivered from the mining operation to a run-of-mine stockpile where it is then fed into a jaw crusher that reduces the size of the material to less than 6”. This “fine ore” is then placed on stockpile for subsequent introduction into the milling circuit.

The fine ore is introduced into a semi-autogenous grinding (SAG) mill that typically reduces the size to less than 1/2”. Steel balls are added into the SAG mill to aid in breaking up the ore. The ore then passes into a ball mill where grinding with steel balls occurs to further reduce the size to generally in the range of from 100 mesh to 200 mesh. This produces an ore slurry, or “pulp” which can then be pumped through various stages of the process.

The pulp is then fed into a serious of large tanks (usually six or more) where a cyanide bearing solution is added to dissolve the gold into solution. Typically, the pulp is retained in this part of the process from between 24 hours and 72 hours. The gold thus dissolved is then recovered by various methods depending on the ore characteristics.

At the El Sauzal mine, the gold containing solutions are introduced into tanks containing activated carbon which adsorbs the gold into microscopic pores. This carbon is then screened out of the solution and sent to the refinery for further processing. This further processing of the carbon follows the same steps as outlined in the heap leach method for production of a doré bar which is then ready for shipment to a commercial refinery.

The remaining pulp without gold values is sent through a detoxification circuit to eliminate residual cyanide, and then to a filter plant where a benign “dry-stack tailings” is produced which is then conveyed to a final disposal site. The solutions extracted during filtration are returned to the processing circuits.

At the Marlin mine, due to very high levels of silver present in the ore, a different method of recovering the gold (and silver) values will be employed. After leaching the ores in the large tanks, the pulp is “washed” in a series of settling units (counter-current decantation). This effectively produces two products: a clear, gold and silver bearing solution, and also a pulp without precious metal values. The gold and silver solution is sent to the refinery where the metals are precipitated out of solution through the addition of zinc. This precipitate is filtered and smelted to produce doré bars ready for shipment to a commercial refinery.

The remaining barren pulp is pumped through a detoxification circuit to remove residual cyanide and is then sent to a tailings facility for final disposal. At the tailings facility, the solids settle out and the solutions are pumped back to the process facilities for reuse.

Gold Production

The following table describes, for the years ended December 31, 2004, 2003 and 2002, gold production from the Company’s mining operations.

Gold Production (in ounces)

	Year Ended December 31,
Mine	2004	2003	2002
San Martin	102,152	101,835	129,435
Marigold (66.67%)	94,209	94,796	55,550
El Sauzal	25,053	—	—
Rand	13,019	33,663	66,934

Total Production	234,433	230,294	251,919

Production Costs per Ounce of Gold Produced

The following table describes for the years ended December 31, 2004, 2003 and 2002 the total cash cost of production per ounce related to the Company’s mining operations. Total cash cost of production includes mining, processing (including transportation and refining), costs associated with movements in production inventories net of pre-production stripping costs (which are capitalized to mine development costs), direct mine overhead costs, local production taxes and royalties, and excludes general and administrative costs at the corporate level, depreciation and depletion and end-of-mine reclamation accruals.

Total Cash Cost of Production per Ounce of Gold Produced

	Year Ended December 31,
Mine	2004	2003	2002
San Martin	$191	$175	$106
Marigold	195	172	180
El Sauzal	151	—	—
Rand	250	242	247

Average For All Mines	$192	$184	$160

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of ounces sold out of finished goods inventory compared to those ounces actually produced during the year. There is no significant difference in the total cash cost per ounce of production and total cash cost per ounce sold.

Total cost of production includes the total cash costs of production, as defined above, together with depreciation, depletion and end-of-mine reclamation accruals, but excludes future income tax effects.

Total Cost of Production per Ounce of Gold Produced

	Year Ended December 31,
Mine	2004	2003	2002
San Martin	$282	$269	$203
Marigold	272	243	257
El Sauzal	260	—	—
Rand	294	298	284

Average For All Mines	$276	$261	$233

The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost per ounce sold per the financial statements:

(in millions of dollars, unless indicated)	2004	2003	2002

Total ounces sold	227,700	228,219	257,759
Total ounces produced	234,433	230,294	251,919

Total cost of sales per the financial statements	$43.9	$41.6	$41.1
Adjustments for revenue recognition (cost of ounces produced but not sold)	$1.0	$0.7	$(0.8)

Total cash cost of production per Gold Institute Production Cost Standard	$44.9	$42.3	$40.3

Total cash cost per ounce of gold sold	$193	$182	$159
Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$192	$184	$160

Depreciation, depletion and amortization per the financial statements	$20.8	$17.7	$18.8
Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	$(1.0)	$(0.0)	$(0.5)

Total cost of production per Gold Institute Production Cost Standard	$64.7	$60.0	$58.6

Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$276	$261	$233

PRODUCING PROPERTIES:

EL SAUZAL MINE (Chihuahua, Mexico)

Property

The El Sauzal Project is owned by Minas de la Alta Pimeria, S.A. de C.V. The Company acquired the El Sauzal Project through the acquisition of Francisco in July 2002. El Sauzal is located in the southwest part of Chihuahua State, approximately 250 kilometers southwest of the city of Chihuahua and 15 kilometers east of the Sinaloa State line. The project is comprised of seven exploration concessions of approximately 40 square miles which are 100%-owned by the Company. Access to the project is by way of a new road through Sinaloa to the mine site and by air using an airstrip constructed by the Company. The property ranges in elevation from 325 meters to over 900 meters above mean sea level. The climate in the El Sauzal area is classified as temperate sub-humid, with distinct wet and dry seasons. Rainfall averages 0.8 meters per year.

Operations

The El Sauzal Mine is a conventional open pit operation utilizing shovels and trucks for moving the ore. The current mine plan is based on delivering 5,500 tonnes per day of ore to the process plant (the “Mill”) at a cut-off grade of 0.8 grams per tonne of gold. The blasted waste rock is used to construct haul roads, with excess material being placed in designated waste dumps around the ultimate pit. All permits required for the mining operations have been obtained.

The major mining fleet for the operation consists of five 100 tonne trucks, three 10 cubic meter front-end loaders and three blasthole drills working two shifts of 12 hours each per day, seven days per week. Support equipment includes track dozers, motor graders and water trucks to maintain the road surfaces, dumps and operating benches.

The Mill is designed to treat a nominal 1.82 million tonnes per year of ore. Ore is fed through a primary jaw crusher prior to being introduced into the grinding circuit. Milling is conducted in a semi-autogenous grinding mill/ball mill circuit. The pulp produced by the milling is subjected to tank leaching with cyanide. Precious metal values generated in the leaching process are recovered onto activated carbon. Gold and silver are removed from the carbon by pressurized stripping and further concentrated by electrowinning and smelting to generate dore bars. Tailings from the leaching process are thickened, detoxified, and filtered and the resulting “dry” tailings are transported and placed in an engineered disposal area.

El Sauzal began production in the fourth quarter of 2004, producing approximately 25,053 ounces of gold for the year. This result was substantially ahead of the original feasibility schedule, but less than the 35,000 ounces projected in the accelerated 2004 construction budget. Efforts are currently underway to improve performance of the filtration circuit, which will benefit production going forward. The Company expects production from the El Sauzal Mine in 2005 to be 170,000 ounces of gold. Production is expected from the El Sauzal Mine through 2014.

Mineralization

The El Sauzal Project has three principal zones of mineralization which all feature a near-surface oxide unit, which contains the majority of the known gold resource. Each zone contains unique structural, stratigraphic and mineralization characteristics. The mineral resources and mineral reserves at the El Sauzal Project at December 31, 2004 are based on 20,274 samples from 187 diamond drill holes (27,514 meters) and 1,835 surface-sample composites. This sample data is spread over an area of approximately 70 hectares.

Permitting

All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the El Sauzal Mine have been obtained and are in good standing.

Exploration

In 2004, $0.6 million was spent on exploration adjacent to the existing deposit. Exploration included the drilling of 21 holes for a total of 4,160 meters. This drilling focused on the newly discovered high grade gold in the mine ramp and other adjacent targets. The results of this work included identification of near surface ore grade mineralization between the existing pits and the processing plant. For 2005, exploration drilling will continue to test other target areas near the existing deposit. A total of $1.7 million has been budgeted for the 2005 work.

Production

Certain key operating statistics for the El Sauzal Mine are set forth in the following table:

El Sauzal Mine Production Results

Year Ended December 31,
2004(1)
Ore mined (tonnes)	563,810
Waste mined (tonnes)	2,523,919
Ore milled (tonnes)	115,601
Average gold assay (grams per tonne milled)	4.57
Ounces of gold produced	25,053
Total cash cost of production per ounce	$151

(1)	The Mine commenced production in November 2004

SAN MARTIN MINE (Central Honduras)

Property

The San Martin Mine is controlled 100% by Minerales Entre Mares de Honduras, S.A. and is located approximately 90 kilometers north of the capital city of Tegucigalpa, Honduras. Access is by way of paved and improved gravel roads. The property consists of 14,100 hectares of land around the Rosa and Palo Alto deposits. San Martin is located in an area that receives an average annual rainfall of approximately one meter. Project approval for construction of the San Martin mine was given in November 1999, with the first gold pour occurring in December 2000.

Operations

San Martin is an open-pit heap-leach mine, designed to be a low cost operation. The Company currently expects to mine an average of 9.4 million tonnes per year for the next four years, over 50% of which is expected to be ore. Mining is by conventional truck and loader operations. The fleet is primarily composed of used equipment from prior Company operations, and consists of nine 77 tonne haul trucks, four 11 cubic meter front-end-loaders, two blasthole drills, and assorted support equipment for the maintenance of roads and dumps. Mining occurs seven days per week with two 12 hours shifts per day. Initial mining took place in the Rosa deposit which exhibited low stripping ratios, higher grade ore and higher gold recovery rates. Over the past year, mining has moved to the Palo Alto deposit with lower grades, lower recovery rates and higher stripping ratios.

Ore is crushed, agglomerated and conveyed to leach pads, or shipped directly to the leach pad as run-of-mine material depending on the ore’s physical characteristics. Once on the plastic lined leach pads, the ore is treated with a dilute sodium cyanide solution. The solution dissolves the gold and flows by gravity to the process facility where the gold is loaded on to activated carbon. The carbon is then stripped of the gold in a batch process using heated caustic solutions and then electrowinning and smelting is used to produce doré bars.

The mine commenced commercial production in January 2001. During 2004, San Martin processed 5,545,718 tonnes of ore and stacked 146,715 contained ounces of gold on the leach pad. The mine produced 102,152 ounces of gold at a total cash cost per ounce of $191. The Company expects production from San Martin to be approximately 85,000 ounces of gold in 2005. The Company expects production from San Martin through 2010.

Permitting

All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the San Martin Mine have been obtained and are in good standing.

Exploration

In 2004, $0.1 million was spent on exploration. Exploration included the preparation of drill pads and drilling of the first hole of a 15 drill-hole program. For 2005, exploration drilling continues to test these shallow target areas. A total of $0.2 million has been budgeted for the 2005 work.

San Martin Production Results

	Year Ended December 31,
	2004	2003	2002
Ore mined (tonnes)	5,539,070	6,504,834	5,490,061
Waste mined (tonnes)	2,852,573	1,787,564	966,048
Stripping ratio	0.52:1	0.27:1	0.15:1
Average gold assay (grams per tonne)	0.823	0.926	1.200
Ounces of gold produced	102,152	101,835	129,435
Total cash cost of production per ounce	$191	$175	$106

MARIGOLD MINE (Humboldt County, Nevada)

Property

Glamis Marigold Mining Company (“Marigold”) owns the Company’s 66 2/3% interest in the Marigold Mine. Barrick Gold Corporation holds the remaining 33 1/3% interest. The Company is the operator of the property.

The mine is located in Humboldt County, 40 miles southeast of Winnemucca, Nevada at the north end of the Battle Mountain-Eureka Trend that extends through central Nevada. Located five miles south of Valmy, Nevada, the property consists of 28.9 square miles, including 13 square miles of leased patented mining claims. The remaining 15.9 square miles are unpatented mining claims, 6.1 square miles of which are not subject to royalties.

Royalty rates on leased land range from 3% to 5% of net smelter returns, with rates rising to 7% or 8% on certain parcels depending on the price of gold. The rate for the remaining life of mine is anticipated to average approximately 5.5%. Total royalty expense for 2004 was $3.3 million (Company’s share: $2.2 million).

Operations

Since 2000, all of the production for the Company’s account has come from the operation of the property as a heap leach mine. The mining fleet at Marigold consists of two 40 cubic yard shovels, one 25 cubic yard front-end loader, two 13 cubic yard front-end loaders, four 320 ton haul trucks, eleven 190 ton haul trucks and miscellaneous ancillary equipment.

Ore is stacked in 40 foot high lifts on lined leach pads and treated with a dilute sodium cyanide solution. The solution dissolves the gold and flows by gravity to the process facility where the gold is loaded on to activated carbon. The carbon is then stripped of the gold in a batch process using heated caustic solutions and then electrowinning and smelting is used to produce doré bars.

Ore production in 2004 came primarily from the Terry Zone #1 and #2 pits and from the 8 South pit. For 2004, the combined ore mined from these pits contained 171,531 ounces of gold. The average stripping ratio in 2004 was 3.6:1. Total capital expenditures in 2004 were $23.9 million (66.67%). This consisted of expenditures for the purchase of 4 haul trucks, a new front-end loader and other miscellaneous equipment ($11.1 million); deferred stripping ($4.3 million) and leach pad construction and other mine development ($8.5 million). The Marigold Mine produced 141,304 ounces of gold (100%) during 2004, at a total cash cost of production of $195 per ounce. The Company’s share of this production was 94,209 ounces of gold.

The Company estimates Marigold will produce approximately 135,000 ounces of gold for its account during 2005. The Company’s share of capital expenditures is budgeted at $19.3 million in 2005. The Company currently expects production at Marigold through 2013.

Permitting

The mine has operated with a plan of operations approved by the Bureau of Land Management (“BLM”) and appropriate agencies since it began mining in 1988. This plan of operations was based on an environmental assessment at that time. In 1998, it was decided that further amendments to the plan of operation could only be achieved through the preparation of an Environmental Impact Statement (“EIS”) to cover then-anticipated future operations. The draft EIS was issued by the BLM in January 2001. The final EIS was completed in March 2001, with a record of decision issued in August 2001.

Additional permitting for the Marigold Millennium Expansion project was initiated in December 2001. A minor modification to the current plan of operations to allow deepening of the Terry Zone pit and expansion of leach pad facilities was approved on March 25, 2002. An amended plan of operations was submitted in April 2002. Final approval and publication of a Record of Decision was issued on February 4, 2004.

On August 9, 2004, approval to construct the next phase of leach pad was obtained, over three months behind the original schedule. The late approval occurred due to increased permitting requirements imposed by the state agency to satisfy private party concerns. This delay, in addition to late receipt of major mining equipment for the expanded mining rate, were the primary reasons for production of approximately 94,000 ounces of gold (Company’s share) in 2004 versus the original projected amount of 110,000 ounces. Due to continued exploration success, further permitting has been initiated for the West Marigold Expansion Project.

Exploration

In 2004, the Company spent $3.0 million exploring this large land package. Exploration activity included the drilling of 530 holes for a total of 97,707 meters. This drilling focused on the Terry Zone area (definition drilling) and the Target One, Two and Three areas. The results of this work included adding reserves in the Target One, Target Two and Target Three areas, nearly joining all of these targets into one body of mineralization. For 2005, exploration drilling continues to test other target areas along projections of existing trends. A total of $2.7 million (the Company’s share) has been budgeted for the 2005 work.

Marigold Mine Production Results

	Year Ended December 31,
(the Company’s 66.67% share)	2004	2003	2002
Ore mined (tonnes)	5,962,300	4,937,192	2,889,715
Waste mined (tonnes)	21,173,842	18,377,065	11,655,268
Stripping ratio	3.6:1	3.7:1	4.0:1
Average gold assay (grams per tonne)	0.857	0.823	0.823
Ounces of gold produced	94,209	94,796	55,550
Total cash cost of production per ounce	$195	$172	$180

RAND MINE (Kern County, California)

Property

Glamis Rand Mining Company (“Rand”) owns the Rand Mine located approximately 100 miles northeast of Los Angeles. The property consists of 135 patented mining claims and 537 unpatented mining claims covering approximately 13.8 square miles. Rand owns all or a portion of 42 of the patented claims and 390 of the unpatented claims. The balance of the claims are held under lease.

Royalty rates are 6% of net smelter returns on production from properties leased from Yellow Aster Mining and Milling Company, with a minimum payment of $4,000 per month. Other leases have advance minimum royalties as well as net smelter return royalties. These have no significant minimum required payments, and the royalties average 1.5% of net smelter returns. Royalty expense at Rand during 2004 amounted to $0.3 million. There were no exploration or development activities during 2004 at the Rand Mine.

Operations

Mining of the ore reserves was completed at the Rand Mine at the end of 2002 and the haul truck fleet was transferred to the Marigold Mine in 2003. The reclamation at the Rand Mine continued rapidly during 2004. Contouring of the last heap leach facility, the Rand pad, was completed. Rinsing of the heap is in progress. In 2004, most of the buildings on site were either sold or disposed of. Only the Rand heap and plant remain to be closed along with miscellaneous surface structures in 2005.

Rand production in 2004 was 13,019 ounces of gold. To December 31, 2004, the Rand Mine has produced 968,109 ounces of gold since commencement of production in 1987. Approximately 3,000 ounces of gold will be recovered from the heap in 2005.

Permitting

All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the Rand Mine and to process the ore remaining on the pad have been obtained and are in good standing.

Production

Certain key operating statistics for the Rand Mine are set forth in the following table:

Rand Mine Production Results

	Year Ended December 31,
	2004	2003	2002
Ore mined (tonnes)	—	—	5,568,997
Waste mined (tonnes)	—	—	6,671,311
Stripping ratio	n/a	n/a	1.2:1
Average gold assay (grams per tonne)	n/a	n/a	0.789
Ounces of gold produced	13,019	33,663	66,934
Total cash cost of production per ounce	$250	$242	$247

RECLAMATION PROJECTS:

DAISY MINE (Nye County, Nevada)

Property

The Daisy Mine is owned by Glamis Marigold Mining Company. The Daisy Mine was acquired in 1999 through the acquisition of Rayrock Resources Inc. (“Rayrock”). The Daisy Mine was an open-pit heap-leach operation located in Nye County, Nevada, approximately six miles southeast of the town of Beatty. The property package consists of unpatented mining claims covering 13.7 square miles.

Reclamation Activities

Final reclamation earthwork was completed in the first quarter of 2003. Monitoring commenced in 2004, and will continue in 2005. Final release of the site and reclamation surety is currently underway.

DEE MINE (Elko County, Nevada)

Property

The Dee Mine is owned by Glamis Marigold Mining Company. The Dee Mine was acquired in 1999 as part of the acquisition of Rayrock.

The Dee property, located in Elko County, Nevada, consists of 6.3 square miles of unpatented mining claims along the Carlin Trend in northeastern Nevada. The property lies immediately south of Meridian Gold Inc.’s Rossi property and immediately northwest of Newmont Mining Company’s Bootstrap property. Dee is subject to a minimum royalty of $0.2 million per year.

In June 2004, Barrick Gold Corporation (“Barrick”) completed its earn-in of a 60% share of the Dee property by expending $6.5 million on exploration activities. From June through December 2004, exploration work continued in the Deep North, S. Button Hill and S. End Zone areas with a total of 15,435 feet of core drilling completed. The Company’s share of this expense was $0.4 million. The drilling in 2004 confirmed and extended known mineralization. In 2005, the Company’s share of the exploration program is expected to be $0.8 million.

Reclamation Activities

The reclamation on tailings facility #2 at Dee was completed in 2003. Reclamation on tailings facility #1 was completed in 2004, apart from the spreading of topsoil, which will occur in 2005.

OTHER PROJECTS:

MARLIN PROJECT (San Marcos, Guatemala)

Property

The Marlin Project is owned by Montana Exploradora de Guatemala, S.A. The Marlin Project was also acquired as part of the Francisco acquisition. This project consists of one exploration concession of approximately 39 square miles in western Guatemala near Huehuetenango. Huehuetenango is approximately a six hour drive from Guatemala City. The project is accessed by a combination of paved and gravel roads. The project area varies in elevation, climate and landscape between tropical lowlands and highland peaks and valleys.

Mineralization

The Marlin deposit was first discovered in 1998. The mineralization occurs in a Tertiary age, quartz-adularia epithermal system. This mineralization lies on the eastern portion of a two kilometer east-west trending vein system. Approximately one fifth of the mineralization found to date is oxide. The remaining is transition and sulfide. As of December 31, 2004, the Company had drilled and received analytical assay data on 630 drill holes (reverse circulation and core) totaling 126,947 meters. Marlin had proven and probable reserves of 2.3 million ounces of gold and 36.3 million ounces of silver, based on data as of December 31, 2004.

Development Activities

Late in the first quarter of 2003, a positive feasibility study on a combination open-pit and underground mine was prepared and presented to the Company’s board of directors. The Board approved development of the property at that time, and in November 2003, after reviewing the

Marlin Project Technical Report update of November 11, 2003, the Board formally approved a $120.0 million budget. In late 2003, the Marlin Project obtained its environmental license and exploitation permit which allowed construction and mining to proceed. In the second quarter of 2004, the development budget was changed to $140.0 million to incorporate additional capacity and reflect increased costs of construction materials. Project expenditures during 2004 were $83.2 million which included mine development costs of $28.1 million and plant and equipment expenditures of $50.7 million. By the end of 2004, major earthwork and concrete pours were complete, tanks were being erected, and the new camp, bridge and access road to the project had been completed. Major equipment for the surface and underground mines had arrived, including major components for the processing plant. The access to the underground ore had advanced to over 750 meters. $63.0 million in expenditures are planned in 2005. The mine is scheduled to begin production in the fourth quarter of 2005, approximately three months ahead of the original schedule and produce 10,000 ounces of gold. The Marlin Mine is expected to produce approximately 240,000 ounces of gold in 2006.

Permitting

In late 2003, the Marlin Project obtained its environmental license and exploitation permit which allowed development and mining to proceed.

Exploration

In 2004, $4.4 million was spent exploring the Marlin and Marlin district targets. Exploration activity included the drilling of 150 holes for a total of 41,700 meters. This drilling focused on extending the Marlin vein ore to the west and the new La Hamaca vein discovery. Other vein targets within the district were also tested. An airborne magnetic survey and grid soil sampling surveys were also completed in 2004. The results of this work included adding reserves and resources along the Marlin vein and adding resources at La Hamaca. For 2005, exploration drilling continues on the Marlin vein and along the La Hamaca vein system. A grid soil sampling program covering magnetic signatures is planned and from the results any new targets prepared for drilling. A total of $2.6 million has been budgeted for the 2005 work.

CERRO BLANCO PROJECT (Southeastern Guatemala)

Property

The Cerro Blanco property is owned by Entre Mares de Guatemala S.A. The project is located southeast of Guatemala City near the town of Asuncion Mita. Elevations at the project range between 450 and 600 meters with average rainfall of about 1.25 meters per year. The exploration concession covers an area of 15.25 kilometers.

Mineralization

The property contains mineralization that is part of a hot spring, bonanza-type, gold system. The geologic resource amounts to 1.2 million tonnes with a grade of 22.0 grams of gold and 44.1 grams of silver per tonne.

Development Activities

A total of 145 exploration holes have been completed on the project totaling 27,461 meters. Initial exploration work and drill data was geared towards defining an open-pit resource, however, subsequent drilling identified a number of narrower, high-grade intercepts. In response, the Company changed the development scope to underground mining with potential operating synergies with the Marlin property. In late 2002, the Company commenced additional drilling to verify and extend previously discovered high-grade gold mineralization. A total of six holes were completed by December 31, 2002. During 2003, structural analysis of the deposit was completed, revealing the potential to increase resources by drilling additional targets on the property. In 2004, $1.7 million was spent exploring this project. Exploration included the drilling of 47 holes for a total of 6,840 meters. This drilling focused on extending the existing mineralization to the north and determining the orientation of the quartz veins. The results of this work included extending high grade gold mineralization limit further north than originally estimated.

The Company plans to move the project into feasibility in 2005. Baseline environmental studies and permitting activities are in progress. Exploration drilling is planned to continue following the high grade gold mineralization trend and in-fill drilling is planned on the northern end of the deposit. A production style decline is also planned for a total of 1,500 meters. This decline will help in verifying the vein geometry in the existing geologic model and testing vein grade continuity. A total of $4.2 million has been budgeted for the 2005 work.

IMPERIAL PROJECT (Imperial County, California)

Property

Glamis Imperial Corporation holds 664 unpatented mining claims and 281 mill sites in eastern Imperial County, California, totaling approximately 11,400 acres. The Imperial Project is proposed as a run-of-mine heap leach project producing upwards of 120,000 ounces of gold per year over a ten-year mine life.

Development Activities

A feasibility study on the Imperial Project completed in April 1996 showed that the project was economically sound and would provide a positive return on investment. The Company’s financial analysis using a $275 gold price continues to indicate a positive return.

To December 31, 2000, approximately $14.3 million had been expended on acquisition, exploration and development for the Imperial Project. This amount was written off as at December 31, 2000, based on the denial of operating permits by the BLM in January 2001. Additional major capital expenditures for the Imperial Project have been postponed pending completion of project permitting.

In 2002, the Company recommenced the permitting process for the Imperial Project. Concurrently, the BLM completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. A three-person arbitration panel has been selected, and the panel has recently issued a scheduling order which contemplates the claim being heard in July 2006. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

EXPLORATION PROJECTS

The Company expended $10.8 million on various exploration activities in 2004. Of these expenditures, $4.1 million was expensed, and $6.7 million was capitalized. The primary exploration efforts were focused on the Marigold Mine ($3.0 million), and the two Guatemalan properties, Marlin ($4.7 million) and Cerro Blanco ($1.6 million). Results are described in more detail under the project headings.

In 2005, the Company has budgeted $15.0 million for continued exploration and development drilling. The most significant expenditures are planned for the Cerro Blanco Project ($4.2 million), at Marigold ($2.7 million), the Marlin Project ($2.6 million), regional exploration in Guatemala ($2.4 million) and at the El Sauzal property ($1.7 million). Exploration expenditures are results-driven, and funding may increase, decrease, or be re-allocated among projects.

ITEM 6: SELECTED CONSOLIDATED FINANCIAL INFORMATION

ANNUAL INFORMATION

Reference is made to pages 30 through 52 of the 2004 Annual Report to Shareholders, which are incorporated herein by reference. These pages contain the Company’s audited consolidated financial statements. Reference is also made to pages 21 through 29 of the 2004 Annual Report to Shareholders, which are incorporated herein by reference, for Management’s Discussion and Analysis for the years ended December 31, 2004, 2003 and 2002. The Annual Report to Shareholders can be found on SEDAR at www.sedar.com. Supplemental information for the years 2000-2004 is shown below:

	Year ended December 31,
	2004	2003	2002	2001	2000

Production statistics:
Total cash cost per ounce ($)	192	184	160	172	222
Ounces of gold produced	234,433	230,294	251,919	230,065	218,390
Average gold price realized per ounce ($)	416	368	313	272	280
Operating summary (millions of US dollars):
Revenues	94.7	84.0	80.8	64.3	61.6
Net earnings (loss)	20.9	18.0	13.7	4.8	(48.7)
Cash flow from operations	37.4	33.9	33.8	18.5	6.6

Financial Status: (millions of US dollars):
Working capital	27.4	145.4	169.1	53.4	18.2
Total assets	613.3	530.6	474.5	148.7	112.5
Long-term liabilities	123.6	88.2	77.3	17.8	19.3
Shareholders’ equity	460.3	431.6	385.8	123.4	82.8
Per common share ($):
Net earnings (loss)	0.16	0.14	0.14	0.07	(0.70)
Book value	3.52	3.32	3.06	1.48	1.18
Dividends	—	—	—	—	—

DIVIDENDS

No dividends were declared or paid in 2004, 2003, or 2002. It is not anticipated that dividends will be paid in 2005 as the Company’s cash is being used for the development activities at the Marlin Project.

The declaration and payment of future dividends is dependent upon the Company’s financial condition and other factors considered by the Board of Directors. See “Certain Tax Matters — Canadian Federal Income Tax Considerations” for information with respect to Canadian withholding tax applicable to non-Canadian shareholders.

Investment Canada Act

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (see “Certain Tax Matters” below).

There is no limitation imposed by Canadian law or by the memorandum or articles of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only and is not a substitute for independent advice from an investor’s own advisor, nor does it anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian, other than one who is located in a World Trade Organization country (a “WTO Investor”) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was Cdn.$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company in 2005 exceeds approximately Cdn.$250 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquiror through the ownership of common shares.

Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including:

(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)	acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)	acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Certain Tax Matters

The following paragraphs summarize certain United States federal income tax considerations in connection with the receipt of distributions paid on Common Shares and the disposition of Common Shares of the Company as well as certain Canadian federal income tax considerations applicable to certain non-residents of Canada. These tax considerations are stated in brief and general terms and are based on United States and Canadian law currently in effect. There are other potentially significant United States and Canadian federal income tax considerations, including proposals to amend some of the rules summarized herein, and state, provincial or local income tax considerations with respect to ownership and disposition of the Common Shares that are not discussed herein. The tax considerations relative to ownership and disposition of the Common Shares may vary from taxpayer to taxpayer depending on the taxpayer’s particular status. Accordingly, prospective purchasers should consult with their tax advisors regarding tax considerations that may apply to their particular situation.

United States Federal Income Tax Considerations for U.S. Holders

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of Common Shares of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant United States federal income tax matters. In particular, this discussion does not address the potential application of the United States alternative minimum tax or United States federal income tax consequences peculiar to persons subject to special provisions of United States federal income tax law, including but not limited to broker-dealers, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate dealers, partnership or other pass-through entities, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not cover any state, local or non-United States tax consequences, other than certain Canadian federal income tax considerations, discussed at “Canadian Federal Income Tax Considerations” below.

The following discussion is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of Common Shares of the Company who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or a trust or estate the income of which is taxable in the United States irrespective of source. Generally a trust is a U.S. Holder for federal income tax purposes if, and only if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Distributions on Common Shares of the Company

The following discussion regarding the United States federal income tax consequences of distributions received by U.S. Holders with respect to Common Shares of the Company is subject to the discussion of the passive foreign investment company rules herein (see “Passive Foreign Investment Company” below). U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes as dividends the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for United States federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax. (See more detailed discussion at “Foreign Tax Credit” below). Dividends paid on Common Shares of the Company generally will not be eligible for the dividends received deduction available to corporations.

A corporate U.S. Holder that owns 10% or more of the voting stock of the Company and receives a dividend distribution from the Company may be entitled to a foreign tax credit for its pro-rata share of underlying Canadian corporate tax paid by the Company. The availability of this credit is subject to several complex limitations that are beyond the scope of this discussion, and holders are advised to consult their own tax advisors regarding the availability of this credit.

To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the Common Shares (and, to that extent, will reduce the U.S. Holder’s adjusted tax basis), and, thereafter, as gain from the sale or exchange of the Common Shares. (See more detailed discussion at “Disposition of Common Shares of the Company” below.)

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during the year.

The amount of foreign income taxes which may be claimed as a credit in any year is subject to significant and complex limitations, including the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In applying this limitation, the U.S. Holder’s various items of income and deduction must be classified into foreign and domestic sources, and complex rules govern the classification process. In addition, the foregoing limitation on the foreign tax credit is applied separately with respect to specific classes of income (such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income), thereby generally limiting the foreign tax credits allowable with respect to each class of income to the United States federal income taxes otherwise payable (or deemed payable) with respect to foreign source income in each such class. Furthermore, the rules for foreign tax credits and deductions are subject to further modification under the United States — Canada Income Tax Treaty. Due to the complexity of the rules governing the availability of, and limitations with respect to, the foreign tax credit, and the fact-specific application of those rules, holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their entitlement to any foreign tax credit given their specific circumstances.

Disposition of Common Shares of the Company

The following discussion regarding the United States federal income tax consequences of dispositions of Common Shares of the Company by U.S. Holders is subject to the discussion of the passive foreign investment company rules herein (see “Passive Foreign Investment Company” below). A U.S. Holder will recognize a gain or loss upon the sale, exchange or other taxable disposition of Common Shares of the Company equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received upon the disposition, and (b) the shareholder’s adjusted tax basis in the Common Shares of the Company. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain, or short-term or long-term capital loss, depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Preferential tax rates for net long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. In addition, deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may generally be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains.

Passive Foreign Investment Company

In the following circumstance, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares of the Company.

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce, or are held for the production of, passive income. U.S. Holders owning common shares of a PFIC are subject to an additional tax on excess distributions and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned. In addition, they are subject to treatment of gain realized on disposition of common shares of the PFIC as ordinary income, rather than capital gain, similarly subject to an additional tax and interest charge.

However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in gross income their pro rata share of the PFIC’s ordinary earnings, and net capital gain regardless of whether such income or gain was actually distributed. A U.S. holder is not required to make a QEF election simply because another U.S. Holder makes the election. Gain realized on disposition of common shares of a QEF generally is treated as capital gain if the shares are a capital asset of the disposing shareholder.

Alternatively, a U.S. Holder may make a mark-to-market election for certain PFICs with marketable stock, thereby potentially avoiding the adverse tax consequences of PFIC characterization. Under such an election, the shareholder would determine his, her or its income or loss with respect to the PFIC stock as of the close of each taxable year. For example, an electing shareholder would include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. Any income included in income pursuant to the mark-to-market election would be treated as ordinary income. For tax years where the shareholder’s adjusted basis in the PFIC stock exceeds its fair market value, an electing shareholder may be entitled to a deduction, subject to certain limitations. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Company believes that it was not a PFIC in any of the years ended December 31, 2004, 2003 or 2002. The Company’s determination in this respect has been made after a review of the regulations regarding PFICs and the application of those rules to its own past and present circumstances. The Company may have been a PFIC in earlier years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs. U.S. taxpayers who hold the Company’s shares may wish to consult with a personal tax advisor concerning the possible application of the PFIC provisions to their personal circumstances.

Canadian Federal Income Tax Considerations

Dividends paid on Common Shares held by non-residents of Canada will generally be subject to Canadian withholding tax. This withholding tax is levied at the basic rate of 25%, although this rate may be reduced by the terms of any applicable tax treaty. The Canada — U.S. tax treaty provides that the withholding rate on dividends paid to U.S. residents on Common Shares is generally 15% unless the holder is a company that owns at least 10% of the Common Shares, in which case the withholding rate is 5%.

Generally, a non-resident of Canada who holds Common Shares as capital property will not be subject to Canadian federal income tax on capital gains realized on the disposition of his Common Shares unless the holder either alone or together with persons with whom the holder does not deal with at arm’s length owns 25% or more of the outstanding Common Shares at any time in the previous 60 months. The Canada-U.S. tax treaty would generally exempt a capital gain realized by a resident of the United States from taxation by Canada.

ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE

The Company has two classes of equity securities: common shares and preferred shares. At December 31, 2004, there were 200,000,000 Common shares without par value authorized, and 130,863,953 issued and fully paid as at December 31, 2004. At an extraordinary meeting of shareholders on February 9, 2005, the limitation on the number of common shares the Company is authorized to issue was removed allowing the Company to issue an unlimited number of common shares. Each common share is entitled to one vote.

There are 5,000,000 CDN$10 par value preferred shares authorized, of which none have been issued. The preferred shares have no voting rights unless the Company is in arrears on stated dividends for more than 24 months. At that time, each preferred share would be entitled to one vote. The preferred shares, if issued, would have preference over the common shares of the Company with respect to priority in the payment of dividends, or any distribution of assets of the Company in respect of winding-up of the Company affairs.

ITEM 8: MARKETS FOR SECURITIES

The Common Shares of the Company were first sold to the public under a prospectus dated May 2, 1973 at Cdn.$0.50 per share. The Company’s Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Stock price history for the years 2004, 2003 and 2002 can be found on the inside back cover of the 2004 Annual Report to Shareholders, which is incorporated herein by reference.

Monthly high/low and volumes for 2004 are shown below:

Trading History on the Toronto Stock Exchange:

	Sales Price (Cdn$)				Average daily
2004	Low		High		volume
January	Cdn.$	19.22	Cdn.$	23.30	629,061
February		19.35		22.59	463,790
March		20.32		23.99	438,308
April		18.55		25.20	709,747
May		17.62		23.20	452,210
June		21.07		24.36	433,300
July		19.92		24.55	335,533
August		19.78		22.50	330,785
September		20.23		23.64	344,171
October		22.55		25.10	508,540
November		22.45		26.00	346,363
December		20.51		24.40	1,065,342

The price of the Company’s Common Shares as reported by the Toronto Stock Exchange at the close of business on December 31, 2004 was Cdn.$20.56 per share and on March 11, 2005 was Cdn.$21.00 per share.

Trading History on the New York Stock Exchange:

	Sales Price (US$)		Average daily
2004	Low	High	volume
January	$14.52	$18.25	1,113,050
February	14.50	17.23	770,905
March	15.30	18.19	815,856
April	13.58	19.18	1,188,728
May	12.80	16.93	918,535
June	15.35	18.17	611,019
July	14.89	18.66	718,266
August	15.00	17.34	675,031
September	15.69	18.74	547,938
October	17.70	20.40	733,519
November	18.28	21.86	777,328
December	16.92	20.64	968,800

The price of Company’s Common Shares as reported by the New York Stock Exchange at the close of business on December 31, 2004 was $17.16 and on March 11, 2005 was $17.31 per share.

ITEM 9: ESCROWED SECURITIES

The Company has 581,250 common shares held in escrow pursuant to a Francisco agreement dated June 10, 1986. These escrowed shares are the result of the acquisition of Francisco in July 2002. The escrow agent is Computershare Investor Services Inc. These escrowed shares are entitled to be released upon request of the holder of the shares and receipt of required regulatory approval.

ITEM 10: DIRECTORS AND OFFICERS

Reference is made to the sections “Security Ownership by Directors and Executive Officers”, “Elections of Directors” and “Corporate Governance and Committees” on pages 5 through 15 of the Information Circular and Proxy Statement of the Company dated March 11, 2005, which are incorporated herein by reference. The Information Circular and Proxy Statement can be found on SEDAR at www.sedar.com. Information on the directors and officers of the Company is shown below.

Name and residence	Position and Term Served
A. Dan Rovig Chairman of the Board Reno, Nevada	Director, November 1989 to August 1997 and Chairman, November 1998 to present

C. Kevin McArthur Director President and CEO Reno, Nevada	President and Chief Executive Officer of the Company since January 1998; Director of the Company January 1998 to present.

Charles A. Jeannes Reno, Nevada	Senior Vice-President Administration, General Counsel and Secretary of the Company since April 1999.

James S. Voorhees Reno, Nevada	Vice President and Chief Operating Officer of the Company since June 1999.

Cheryl S. Maher Reno, Nevada	Vice President Finance, Chief Financial Officer and Treasurer of the Company since March 2000; Treasurer, September 1999 to March 2000.

Steven L. Baumann Reno, Nevada	Vice President, Latin America Operations of the Company since January 1999.

David L. Hyatt Reno, Nevada	Vice President, U.S. Operations of the Company since June 2002 Vice President, Investor Relations of the Company March 2000 to June 2002; Vice President, Nevada Operations April 1999 to March 2000.

Michael A. Steeves Reno, Nevada	Vice President, Investor Relations of the Company since June 2002; Director of Investor Relations, Coeur d’Alene Mines Corp. November 1998 to May 2002.

A. Ian S. Davidson Director Canada	Vice-President of RBC Dominion Securities Inc.; Director of the Company June 1994 to present.

Jean Depatie Director Canada	President of Decamine Inc.; Director of the Company December 1997 to present.

Kenneth F. Williamson Director Canada	Independent Consultant; Director of the Company April 1999 to present.

P. Randy Reifel Director Canada	President of Chesapeake Gold Corp.; President of Francisco Gold Corp. February 1984 to July 2002; Director of the Company July 2002 to present.

ITEM 11: PROMOTERS

None.

ITEM 12: LEGAL PROCEEDINGS

During 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to delay or stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. A three-person arbitration panel has been selected, and the panel has recently issued a scheduling order which contemplates the claim being heard in July 2006. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.

In Honduras, three actions are currently pending. In the first action, a criminal suit originally filed in January 2000 by the Honduran prosecutor’s office is still pending. The suit alleges illegal use of water, damage to a local river from sand and gravel extraction operations, and the removal of trees without appropriate permits. The Company has denied all of the allegations and has petitioned for final dismissal of the case. In a civil action, both the Country of Honduras and the Company, as intervenor, have appealed a recent lower court decision in favor of a private party against the Country of Honduras where the plaintiff is suing for recognition of their right of a mineral discovery in the area of the San Martin Mine. However, the alleged site is located outside the present and anticipated mining areas of the mine. In 2004 a civil case was filed resulting from an auto accident involving a Company vehicle, and a criminal case alleging usurpation of private property was also initiated. The Company believes none of these actions will have a material adverse effect on the financial position or results of operations of the Company.

On March 2, 2004, the Company received notice that the Record of Decision issued by the Bureau of Land Management (“BLM”) approving the Millennium expansion at the Marigold Mine has been appealed to the Department of the Interior Board of Land Appeals (“IBLA”) by Western Exploration Inc., a company that holds private lands adjoining the expansion area. The appeal alleges the potential for future harm to these lands from the placement of heap leach pads or waste dumps, and requests that these facilities be moved to other areas on the Marigold property. The appellant has requested that the Record of Decision be stayed while its appeal is considered. On April 16, 2004, the IBLA denied both the appellant’s request for a stay and their request for a hearing. Although the appeal remains, the IBLA has indicated that the appellant’s have failed to demonstrate a likelihood of success on the merits of their claim.

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company has had any interest in any material transaction during the years ended December 31, 2004, 2003 and 2002, save and except for the involvement of Mr. Randy Reifel, a director of the Company, in the acquisition of Francisco by the Company through a plan of arrangement.

At the time of closing of the acquisition, Mr. Randy Reifel was a director, the President and acting Chief Financial Officer of Francisco and he became a director of the Company. At such time, Mr. Reifel held 2,103,754 shares of Francisco (12.6% of its outstanding shares) and held share purchase options to acquire 450,000 shares of Francisco at a price of Cdn$6.25 each. Under the plan of arrangement these were converted into 3,260,809 common shares of the Company and an option to acquire 697,500 common shares at a price of Cdn$3.07 each.

ITEM 14: TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar in Canada is Computershare Investor Services Inc., Vancouver, B.C., Canada. The Co-registrar and Co-transfer agent is Computershare Investor Services, Golden, Colorado, U.S.A.

ITEM 15: MATERIAL CONTRACTS

The Company has no material contracts outside those entered into in the ordinary course of business other than the loan agreements with International Finance Corporation and The Bank of Nova Scotia. These loans are discussed under “Future capital requirements” on page 11. The two loan agreements have been filed on SEDAR as material contracts.

ITEM 16: INTERESTS OF EXPERTS

Mine Development Associates, Reno, Nevada, audited the mineral reserves of the Company for 2004, 2003 and 2002. All invoices are settled in cash.

ITEM 17: ADDITIONAL INFORMATION

Additional information relating to the Company including the audited financial statements, management’s discussion and analysis, the Company’s 2004 Annual Report to Shareholders, and the Company’s Information Circular and Proxy Statement dated March 11, 2005 can be found on SEDAR at www.sedar.com; at the United States Securities and Exchange Commission website at www.sec.gov; or on the Company’s website at www.glamis.com

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities, and interests of insiders in material transactions, if applicable, is contained in the Company’s Information Circular and Proxy Statement dated March 11, 2005. Additional financial information is provided in the Company’s 2004 Annual Report to Shareholders.

INFORMATION CONCERNING THE COMPANY’S AUDIT COMMITTEE AND EXTERNAL AUDITOR

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As of the date of this Report, the members of the Audit Committee include K.F. Williamson (Chairman), A.D. Rovig, and I.S. Davidson. The Company’s Board of Directors has determined that all the members of the Audit Committee are deemed independent, as that term is defined by the New York Stock Exchange’s corporate governance listing standards applicable to the Company. The Board has established definitions for “financial literacy” and “accounting or related financial expertise” and has determined that all members of the Audit Committee are financially literate and that at least one member of the Audit Committee has accounting or related financial expertise. The charter for the Company’s Audit Committee can be reviewed at the Company’s website www.glamis.com.

Pre-Approval Policies and Procedures:

All services to be performed by the Company’s Independent Auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

KPMG LLP has served as the Company’s independent auditors since March 11, 1986. Fees billed by KPMG LLP and its affiliates during fiscal 2004 and fiscal 2003 were $801,800 and $604,800, respectively. The aggregate fees billed by the auditors in fiscal 2004 and fiscal 2003 are detailed below.

	Fiscal 2004	Fiscal 2003
Audit Fees	$329,000	$296,900
Audit Related Fees	$207,700	$58,200
Tax Fees	$265,100	$242,900
All Other Fees	—	$6,800

Total Fees	$801,800	$604,800

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements and reviews of the Company’s interim consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.

All Other Fees:

All other fees were paid for maintenance of a registered office.